Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 31, 2008
Relating to Preliminary Prospectus dated September 11, 2008
Registration Statement No. 333-153449
     This free writing prospectus should be read together with the preliminary prospectus dated September 11, 2008 and subsequent amendments thereto relating to the offering of American Depositary Shares representing ordinary shares of Osmetech plc (the “Preliminary Prospectus”), included in the Registration Statement on Form F-1 (File No. 333-153449) relating to these securities. The Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1369655/000095012308010939/y00098fv1.htm. The following press release supplements the information contained in the Preliminary Prospectus.
     OSMETECH Plc
     (the “Company”)
     ANNOUNCEMENT
     31 October 2008
Warfarin Sensitivity study results
Update on proposed issue of American Depositary Shares
Osmetech plc (OMH.L), the international molecular diagnostics company announces that Dr. Charles S. Eby, M.D., Associate Professor at the Washington University in St. Louis School of Medicine has presented the results of an evaluation performed in his laboratory of Osmetech’s Warfarin Sensitivity Test on the eSensor® XT-8 instrument at the annual meeting of the Association for Molecular Pathology (AMP) in Texas, US. The results of this evaluation were outstanding, with 100% accuracy and reproducibility for the 440 sample calls made. The tests provided results within 4 hours beginning with genomic DNA, with the random access capability of the System allowing multiple samples to be processed as and when required.
Dr. Eby also presented an overview of pharmacogenetic testing for warfarin sensitivity, including plans for a prospective, multi-center study of pharmacogenetic-based warfarin dosing sponsored by the National Heart, Lung and Blood Institute.
James White, Chief Executive, Osmetech plc, said:
“We are delighted that the excellent clinical trials results submitted to the FDA for the clearance of our Warfarin Sensitivity test are being replicated in the field. In addition to high levels of accuracy, sensitivity and reliability from the results from Dr Eby’s study, the eSensor XT-8 System has enabled testing to be performed with a minimal number of manual steps and a rapid turnaround time on an easy to use, small instrument with random access capabilities. The excellent data quality and user friendly attributes of the recently launched eSensor XT-8 System are helping to increase instrument placements which will benefit further from additional tests scheduled for launch including Cystic Fibrosis, CYP450 2C9 drug metabolism, venous thrombosis (Factor II, Factor V Leiden and MTHFR) and the recently in-licensed Qiagen RESPLEX II respiratory pathogen assay.”
Proposed issue of American Depositary Shares (“ADSs”)
Osmetech continues to progress the proposed issue of ADSs in challenging market conditions. A further announcement will be made in due course.

Warfarin sensitivity test
Warfarin is the most widely prescribed oral anticoagulant in North America and Europe with an estimated 2 million new patients in the US each year. Warfarin is the second-most-likely drug, after Digoxin, to cause adverse events requiring hospitalization. A recent economic study (Brookings Institute, November 2006) concluded that widespread use of warfarin sensitivity testing in the U.S. could avoid 85,000 serious-bleeding events and 17,000 strokes a year, saving healthcare costs of approximately $1.1 billion annually and improving patient care.
Our eSensor Warfarin Sensitivity Test detects the three genetic markers that are known to play a critical role in metabolism of, and sensitivity to, warfarin. Through detection of these genetic markers, doctors are better able accurately and efficiently to determine the appropriate warfarin dosage level. Individuals respond to warfarin differently, and if its administration is not managed carefully, life threatening side effects may occur. Last year, the FDA cleared updated labelling for Coumadin® (generic name warfarin) recognizing the role of CYP2C9 and VCORC1 genes in warfarin metabolism.
eSensor XT-8
Our second generation platform, the eSensor XT-8, is designed to support a broad menu of tests and provide accurate results while minimizing technician involvement. We believe that the features of our eSensor XT-8 System compare favorably to those of other molecular detection systems and that its ease of use, readily interpretable results, speed and low maintenance are particularly suited to the needs of the decentralizing market.

Osmetech plc James White, Chief Executive Officer David Sandilands, Chief Financial Officer	+44 (0)207 849 6027

Madano Partnership Matthew Moth, Mark Way www.madano.com	+44 (0) 207 593 4000

Canacccord Adams Limited Robert Finlay, Warren Pimm	+44 (0) 207 050 6500

Lazard Capital Markets LLC David McMillan	+1 212 632 6719
A registration statement relating to American Depositary Shares representing ordinary shares of Osmetech has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which include statements about the sale and listing of Osmetech’s securities, development of diagnostic tests, expectations about our test menu and the eSensor XT-8 System and other statements containing expectations, beliefs and other similar expressions. These statements are not historical facts, but instead represent beliefs regarding future events. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in public documents for Osmetech filed with the U.S. Securities and Exchange Commission. Osmetech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
     About Osmetech plc
     (www.osmetech.com)
     Osmetech plc is a fast developing, international diagnostics business with operations in Boston and Pasadena in the US, serving the high growth molecular diagnostic market targeting hospitals and reference laboratories. Osmetech has rights to a strong portfolio of over 200 issued and pending patents and has launched its first generation eSensor 4800 platform, an electrochemistry-based array system, together with an FDA cleared in vitro diagnostic test for Cystic Fibrosis carrier detection. In July 2008, Osmetech received FDA clearance for its second generation eSensor XT-8 molecular diagnostics platform and Warfarin Sensitivity Test.
     Osmetech plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Lazard Capital Markets LLC, Attn: Syndicate Department, 30 Rockefeller Plaza, New York, New York 10020 or by phone at 212-632-6717, and from Canaccord Adams, Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110 or by email at prospectus@canaccordadams.com.